12011848

AB 3/20

*AB 3/5

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
Received
196

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-42417

REPORT FOR THE PERIOD BEGINNING	01/01/11	AND ENDING	12/31/11
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ally Securities LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1177 Avenue of the Americas

(No. and Street)

New York	New York	10036
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lagermasini (646) 781-1040

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

200 Renaissance Center Ste 3900	Detroit	MI	48243
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Cel 3/16

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

- [X] (a) Facing Page
- [X] (b) Consolidated Statement of Financial Condition
- [ ] (c) Consolidated Statement of Operations
- [ ] (d) Consolidated Statement of Cash Flows
- [ ] (e) Consolidated Statement of Changes in Member's Equity
- [ ] (f) Consolidated Statement of Changes in Borrowings Subordinated to Claims of General Creditors
- [ ] (g) Computation of Net Capital Pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
- [ ] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
- [ ] (q) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

Deloitte

Ally Securities LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)
(Formerly Known as Residential Funding Securities, LLC)

Statement of Financial Condition
December 31, 2011
Filed Pursuant to 17a-5(e)(3) as a Public Document

Ally Securities LLC

(A Wholly Owned Subsidiary of Ally Financial Inc.)
(Formerly Known as Residential Funding Securities, LLC)

Statement of Financial Condition
December 31, 2011
Filed Pursuant to 17a-5(e)(3) as a Public Document

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Paul Lagermasini, being duly authorized and sworn, affirm that I am an officer of Ally Securities LLC, and, to the best of my knowledge and belief, the accompanying financial statement of the Company for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul Lagermasini
Chief Financial Officer

Subscribed and sworn to before me
This 24th day of February, 2012.

Notary Public

Anthony J Mun
Notary Public, State of New York
No. 01MU[illegible]
Qualified in New York County
Commission Expires 08/26/2012

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)
(Formerly Known as Residential Funding Securities, LLC)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Ally Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Ally Securities LLC (the "Company"), a wholly owned subsidiary of Ally Financial Inc., as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 4 to the statement of financial condition, the Company is a wholly owned subsidiary of Ally Financial Inc., and has extensive transactions and relationships with Ally Financial Inc. and its consolidated subsidiaries.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ally Securities LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 24, 2012

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)
(Formerly Known as Residential Funding Securities, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Prepaid assets	$ 20,000
Accrued interest receivable	1,684,624
Financial instruments owned	
Agency mortgage-backed securities	677,981,217
Derivative contracts	13,998,640
Deposit with clearing organization	1,000,000
Derivative collateral placed with counterparties	476,000
Miscellaneous receivables	10,000
TOTAL ASSETS	$695,170,481

LIABILITIES AND EQUITY

LIABILITIES	
Payable to affiliates	$ 2,136,135
Financial instruments sold, not yet purchased	
U.S. Treasury Securities	61,178,828
Agency mortgage-backed securities	28,759,766
Derivative contracts	14,253,836
Payable to clearing organization	340,669,630
Total liabilities	446,998,195
EQUITY	
Member's interest	259,500,966
Accumulated deficit	(11,328,680)
Total equity	248,172,286
TOTAL LIABILITIES AND EQUITY	$695,170,481

See notes to audited financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Ally Securities LLC, formerly known as Residential Funding Securities, LLC, (the "Company"), a limited liability company under the laws of the State of Delaware, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Ally Financial Inc. ("Ally").

The Company has the capability to underwrite, distribute and provide capital market liquidity for mortgage-backed and asset-backed securities sold by affiliates to both institutional investors and financial institutions. In addition, the Company trades mortgage-backed, mortgage–related asset-backed and other fixed income securities with brokers, dealers and institutional investors. The Company primarily holds agency mortgage-backed and U.S. Treasury securities for its account. The Company does not maintain or carry customer funds or securities. On July 29, 2011, the Company received an equity contribution from Ally. The Company used the proceeds to expand its business and increase trading positions. See Note 4 for more information.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. As a result, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates and assumptions. In order to prepare the financial statements in accordance with GAAP, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Financial instruments owned and financial instruments sold, not yet purchased. Financial instruments owned and financial instruments sold, not yet purchased include mortgage-backed, mortgage-related asset-backed, U.S. Treasury, and other fixed income securities, as well as derivative contracts and are carried at fair value. See Notes 3 and 5 for more information.

Deposit with clearing organization. Deposit with clearing organization represents a deposit that the Company is required to maintain with its clearing broker-dealer.

Payable to affiliate. Payable to affiliate represents unsettled balances related to intercompany borrowings and certain other transactions with affiliates. See Note 4 for more information.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Payable to clearing organization. Payable to clearing organization represents the net payable to the Company's clearing broker-dealer resulting from the Company's mortgage-backed, mortgage-related asset-backed and other fixed income security transactions, including transaction costs. The Company has uncommitted margin and repurchase agreement facilities with several financial institutions that allow the Company to borrow on a secured basis. Included in payable to clearing organization is interest payable on an uncommitted secured credit facility that the Company has with its clearing broker.

Income taxes. Ally and its subsidiaries are taxable entities subject to U.S. federal, state, and foreign taxes. The Company joins Ally and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of the Agreement for the Allocation of United States Federal Income Taxes ("Tax Agreement") between the Company and Ally. Under the Tax Agreement, the Company's tax provision is determined as if the Company were filing a separate U.S. federal income tax return, including an alternative minimum tax calculation. The Company then pays to, or receives from, Ally an amount, which may be adjusted, if Ally's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities, if any, are recognized for future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their corresponding tax bases. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

Risks and uncertainties. Security transactions are cleared on a fully disclosed basis with the clearing broker. Under the terms of the clearing agreement, the Company is ultimately responsible if transactions do not settle as a result of the counterparty failing to perform, and, consequentially, the Company may incur a loss if the market value of the securities differ from the contracted upon amount of the transaction.

The Company does not anticipate non-performance as counterparties to these transactions are generally institutional investors. The Company's policies include monitoring its market exposure and counterparty risk, and in addition, reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Recently Issued Accounting Standards.

In May 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, which amends Accounting Standards Codification 820, *Fair Value Measurements*. The amendments in this ASU clarify how to measure fair value. It is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS.

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The ASU will be effective for us on January 1, 2012, and must be applied prospectively. Early adoption is not permitted. The Company does not expect the adoption to have a material impact to its financial condition.

In December 2011, the FASB issued ASU 2011-11, which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures will give financial statement users information about both gross and net exposures. ASU 2011-11 is effective for the Company on January 1, 2013, retrospective application is required. Since the guidance relates only to disclosures, adoption is not expected to have a material effect on the Company's financial condition.

3. FAIR VALUE

For purposes of this disclosure, fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Additionally, entities are required to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring the fair value of a liability.

U.S. GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. The following is a description of the three hierarchy levels.

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities at the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management's best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Transfers Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfer occurred. There were no transfers between any levels during the year ended December 31, 2011.

FAIR VALUE (CONTINUED)

Following are descriptions of the valuation methodologies used to measure assets and liabilities at fair value.

U.S. Treasury securities consist of U.S. Treasury bonds. The Company values these securities based on quoted market prices. As of December 31, 2011, U.S. Treasury securities were classified as Level 1.

Agency mortgage-backed securities consist of agency mortgage-backed securities. The Company values these securities and futures based on quoted prices. If no quoted prices are available the price is based on prices at which similarly structures and collateralized securities are trading. As of December 31, 2011, agency mortgage-backed securities were classified as Level 2.

Derivative contracts consist of agency to-be-announced securities and euro dollar futures. The Company values these securities based on quoted market prices, when available. If no quoted market prices are available the price is based on prices at which similarly structured and collateralized securities are trading.

Certain derivatives that the Company enters into are exchange traded, such as euro dollar futures. To determine the fair value of these instruments, the Company utilized the exchange prices for the particular derivative contracts; and therefore classified these contracts as Level 1.

The Company also executes over-the-counter derivative contracts, such as agency to-be-announced securities. Third-party-developed valuation models that are widely accepted in the market are utilized to value these over-the-counter derivative contracts; and therefore were classified as Level 2 because all significant inputs into these models were market observable.

Recurring Fair Value — The following table displays the assets and liabilities measured at fair value on a recurring basis.

	Recurring Fair Value Measurements At December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Agency mortgage-backed securities	$ -	$677,981,217	$ -	$677,981,217
Derivative contracts	104,950	13,893,690	-	13,998,640
Total assets	$ 104,950	$691,874,907	$ -	$691,979,857
Liabilities				
U.S. Treasury securities	$61,178,828	$ -	$ -	$ 61,178,828
Agency mortgage-backed securities	-	28,759,766	-	28,759,766
Derivative contracts	72,500	14,181,336	-	14,253,836
Total liabilities	$61,251,328	$ 42,941,102	$ -	$104,192,430

FAIR VALUE (CONTINUED)

The Company held no Level 3 assets or liabilities during 2011.

Fair Value of Financial Instruments — All carrying amounts reflected on the statement of financial condition approximate fair value. Considerable judgment is required when interpreting market data to develop estimates of fair value. While the Company's estimates are intended to represent current market prices, the estimates may not equal what is actually realized or paid in a market transaction. The Company's methods for estimating fair value of financial instruments are as follows:

U.S. Treasury and agency mortgage-backed securities. U.S. Treasury and agency mortgage-backed securities are a recurring fair value measurement; therefore carrying value equals fair value. See discussion of valuation methods used within the Fair Value Measurements section of this Note.

Derivative contracts. Derivatives are recurring fair value measurements; therefore carrying value equals fair value. See discussion of valuation methods used within the Fair Value Measurements section of this Note.

Payable to affiliates. This borrowing arrangement charges a floating interest rate based on a market-based index. Accordingly, the interest rate on this borrowing would be equivalent to that demanded in the market and thus carrying value would approximate fair value.

Other. All other assets and liabilities have carrying values that approximate their fair value because of the short maturity of these instruments.

4. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Ally and its consolidated subsidiaries. As a result of these arrangements, the Company's financial statements are not necessarily indicative of what the financial condition and accumulated deficit would have been if the Company had not been operating under these affiliate arrangements.

On July 29, 2011, the Company received an additional equity contribution of $175,000,000 from Ally. The Company used the proceeds to expand its business and increase trading positions.

The Company routinely enters into security transactions with its affiliates. As of December 31, 2011, the Company had unsettled transactions with affiliates with a notional amount of $512,000,000.

Ally provides the Company administrative services, including equipment rental, data processing, maintenance and other corporate services. An expense sharing agreement has been executed between the Company and Ally. The agreement may be amended periodically by a signed memorandum between the entities.

Payable to affiliates as of December 31, 2011 of $2,136,135 relates to unsettled funds associated with intercompany borrowings and certain other transactions with affiliates.

5. DERIVATIVE FINANCIAL CONTRACTS

In the normal course of business, the Company's activities include executing and settling various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to agency securities. In addition, the Company enters into euro dollar futures contracts.

As of December 31, 2011, the notional amount and fair value of the Company's derivative financial instruments are summarized below.

	Notional Amount	Fair Value	
		Assets	Liabilities
Forward commitments	$3,740,513,818	$ 13,893,690	$ 14,181,336
Euro dollar futures	1,044,000,000	104,950	72,500
	$4,784,513,818	$ 13,998,640	$ 14,253,836

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. As of December 31, 2011, the Company had net capital of $219,357,803, which exceeded its required net capital by $219,107,803.

7. INCOME TAXES

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Deferred tax assets	
Loss carryforwards	$ 7,192,522
Gross deferred tax asset	7,192,522
Valuation allowance	(7,192,522)
Total net deferred tax asset (liability)	$ -

As of December 31, 2011, a valuation allowance has been established against the deferred tax asset because the Company has determined that it is not more likely than not that such tax assets will be realized.

INCOME TAXES (CONTINUED)

As of December 31, 2011, the Company had federal and state net operating loss carryforwards of $17,796,885. The federal net operating loss carryforward expires in the years 2029 and 2030. The state net operating loss carryforward expires in the years 2029–2031.

There were no unrecognized tax benefits as of December 31, 2011.

8. CONTINGENCIES

The Company is subject to potential liability under various claims and legal actions that are pending or otherwise asserted against us. The Company is named as defendant in various legal actions. Some of the pending actions purport to be class actions, and certain legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, it is generally very difficult to predict what the eventual outcome will be, and when the matter will be resolved. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for the claims.

Set forth below are descriptions of certain of these legal proceedings.

Allstate Litigation

On February 14, 2011, the Allstate Insurance Company and various of its subsidiaries and affiliates (collectively, Allstate) filed a complaint in Hennepin County District Court, Minnesota, against the Company and certain of its affiliates. The complaint alleges that the defendants misrepresented the riskiness and credit quality of, and omitted material information related to, residential MBS Allstate purchased in the offering materials. The complaint asserts claims for fraud and negligent misrepresentation and seeks money damages and costs, including attorneys' fees. Discovery in this case is underway.

DZ Bank

DZ Bank and DG Holding Trust filed a Summons with Notice on December 13, 2011, in New York County Supreme Court directed at Ally, and numerous of its mortgage subsidiaries, including the Company, on December 13, 2011, in New York County Supreme Court. The Summons alleges that the offering materials issued by certain of the defendants for mortgage-backed securities they purchased contained material misrepresentations and omissions related to the originator's underwriting guidelines and the credit quality and characteristics of the mortgage loans underlying the securities. It also notices the defendants of the plaintiffs' claims for damages. Such claims include common law fraud, fraudulent inducement, negligent misrepresentation, and aiding and abetting fraud. The Summons has not been served.

FHLB Litigation

Federal Home Loan Bank (FHLB) of Indianapolis filed an Amended Complaint in Marion County Superior Court for rescission and damages on July 14, 2011, asserting claims for common law negligence and violations of state and federal securities laws, and names the Company and certain of its affiliates as defendants.

CONTINGENCIES (CONTINUED)

The complaint alleges that the offering documents for the securities underwritten and issued by the defendants contained material misrepresentations of fact, evidenced by high default and foreclosure rates, and seeks unspecified damages and an order voiding the transactions at issue. The defendants' motion to dismiss is pending.

FHLB of Boston filed a complaint on April 20, 2011, in Suffolk County Superior Court, naming numerous defendants including the Company and certain of its affiliates. The complaint alleges that the defendants collectively packaged, marketed, offered, and sold private-label MBS, and FHLB of Boston purchased such securities in reliance upon misstatements and omissions of material facts in the offering documents. The complaint seeks rescission and damages for negligent misrepresentation and violations of the Massachusetts Uniform Securities Act, among other claims. The defendants removed this case to federal court, and FHLB of Boston's motion to remand is pending.

Finally, FHLB of Chicago filed a Corrected Amended Complaint for Rescission and Damages on October 15, 2011, in Cook County Circuit Court, which names, the Company and certain of its affiliates as defendants. The complaint alleges that the offering documents for the securities underwritten and issued by defendants contained material misrepresentations of fact and asserts claims for violations of state securities law and negligent misrepresentation. The complaint seeks rescission of the transactions at issue and damages in an amount to be determined at trial. The defendants' motion to dismiss is pending.

FHFA Litigation

The Federal Housing Finance Agency (FHFA), as conservator for Freddie Mac, filed a complaint on September 2, 2011, against the Company and certain of its affiliates, in New York County Supreme Court. The complaint alleges that Freddie Mac purchased over $6 billion of residential mortgage-backed securities issued in connection with 21 securitizations sponsored and/or underwritten by certain of the defendants. It further alleges that the registration statements, prospectuses, and other offering materials associated with these transactions contained false and misleading statements and omissions of material facts. The complaint asserts claims for negligent misrepresentation, fraud, and violations of state and federal securities laws, and seeks rescission and recovery of the consideration Freddie Mac paid for the securities, as well as other compensatory and punitive damages. FHFA has moved to remand this case to state court. That motion is still pending.

Huntington Bancshares Litigation

Huntington Bancshares, Inc. commenced a lawsuit on October 11, 2011, against the Company and certain of its affiliates. The complaint alleges that certain of the defendants made misrepresentations and omissions of material facts related to the originator's loan underwriting guidelines in the offering materials for five residential mortgaged-backed securities. The complaint asserts claims for fraud, aiding and abetting fraud, negligent misrepresentation, and violation of the Minnesota Securities Act and seeks rescission, money damages, and costs. The defendants' motion to dismiss is pending.

CONTINGENCIES (CONTINUED)

Massachusetts Mutual Life Insurance Company Litigation

On February 9, 2011, the Massachusetts Mutual Life Insurance Company (MassMutual) filed a complaint in the United States District Court for the District of Massachusetts against numerous defendants including the Company and certain of its affiliates. The complaint alleges that the defendants' public filings and offering documents associated with MBS MassMutual purchased contained false statements and omissions of material facts. MassMutual asserts claims for violations of the Massachusetts Uniform Securities Act and seeks both compensatory and statutory damages. The defendants' motion to dismiss was granted in February 2012, subject to certain additional provisions, which could result in certain of the original counts being reinstated against certain Ally entities.

New Jersey Carpenters Litigation

On January 3, 2011, New Jersey Carpenters Health Fund, New Jersey Carpenters Vacation Fund, and Boilermaker Blacksmith National Pension Trust, on behalf of themselves and a putative class (collectively, New Jersey Carpenters), filed a Consolidated Second Amended Securities Class Action Complaint against numerous defendants including the Company and certain of its affiliates. The complaint alleges that the plaintiffs and the class purchased MBS between June 28, 2006, and May 30, 2007, and asserts that the offering documents associated with these transactions contained misrepresentations and omitted material information in violation of Sections 11, 12, and 15 of the Securities Act of 1933. The complaint seeks compensatory damages, rescission or a rescissory measure of damages, and attorneys' fees and costs, among other relief. New Jersey Carpenters moved for class certification. The court denied the plaintiffs' motion, and an appeal from that decision is pending.

Based on currently available information, we are unable to estimate a range of reasonably possible losses for the matters noted above.

9. SUBSEQUENT EVENTS

The Company has evaluated for subsequent events through the date of issuance of the financial statements on February 24, 2012.

* * * * * *